Filed by Fifth Era Acquisition Corp I
Commission File No.: 001-42539
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Fifth Era Acquisition Corp I
Commission File No.: 001-42539

Miotal, a Sovereign-Scale Strategic Metals Platform, to be Listed on Nasdaq through Merger with Fifth Era Acquisition Corp I (NASDAQ: FERA)
•
Miotal is an asset-backed platform that owns one of the largest known consolidated inventories of high-purity strategic metals, capable of supporting multi-year, sovereign-scale supply across defense and advanced technology applications

•
Positioned as an independent, fully compliant supplier of specification-grade strategic metals to sovereign and institutional buyers amid tightening critical metals supply
• Portfolio comprises ultrafine copper powder (6N purity), ultrafine nickel wire and rare earth metals, representing high-specification materials that are critical to national defense and economic security frameworks

•
Materials are independently verified, certified and securely stored in Switzerland in a market-ready condition, with no exposure to mining or production risk
• Strategy focused on disciplined monetization of inventory, with the objective of generating value for shareholders over the long term
• Combined company expected to be listed on Nasdaq, providing access to global capital markets

NEW YORK, April 8, 2026 (GLOBE NEWSWIRE) — Fifth Era Acquisition Corp I (NASDAQ: FERA) (“FERA”), a special purpose acquisition company, and SMT Holdings Limited (“Miotal” or the “Company”), a strategic metals platform focused on the acquisition, holding and monetization of high-purity, technology-grade materials, today announced that they have entered into a definitive business combination agreement (the “Business Combination Agreement”).
Upon closing, the combined company is expected to operate under the name “Miotal” (the “Combined Company”) and to be publicly listed on Nasdaq.
A Market-Ready Strategic Metals Inventory
Miotal is an asset-backed platform controlling a significantly large inventory of sovereign-scale strategic metals, comprising ultrafine copper powder (6N purity), ultrafine nickel wire and rare earth metals. The materials have undergone independent testing to confirm purity and quality and are held in secure storage in a form suitable for immediate deployment.
The Company holds materials of the highest available purity, maintained in ultrafine, controlled forms with very small particle sizes and precise particle size distribution. Materials of this specification are not readily reproducible at scale and are held in a verified, ready-for-delivery condition.
Unlike traditional mining or refining companies, Miotal holds fully processed and independently certified inventory, eliminating exposure to extraction, development, and operational risk. The Company believes it is therefore well positioned to selectively monetize its inventory through structured transactions and strategic supply arrangements.

Strategic Positioning
Miotal’s portfolio is aligned with critical global supply chains and high-specification end markets, including advanced electronics and semiconductors, aerospace and defense systems, additive manufacturing and precision engineering, energy and electrification infrastructure, and healthcare and advanced medical technologies.
Copper, which represents a core part of the Company’s portfolio, has been designated as a critical mineral within U.S. policy frameworks, reflecting its importance to economic resilience and national security. The Company’s copper inventory is held in high-purity, ultrafine powder form, a specification-critical format for advanced industrial and defense applications.
The Company believes it is well positioned to provide access to high-purity, specification-sensitive material at a time when supply of such materials may be increasingly constrained due to geopolitical tensions and trade controls. Miotal’s consolidated, independently verified inventory addresses what the Company believes is a structural gap in global supply.
Commercial Strategy
Miotal is engaged in discussions with sovereign, industrial and technology counterparties, with activity across Asia, the Middle East and North America.
The Company’s strategy is focused on disciplined and selective monetization through structured transactions and long-term supply arrangements, while maintaining control over timing, volume and counterparties.
Management Commentary
Bob Stall, Head of Metals at Miotal, commented:
“This transaction further strengthens Miotal’s ability to engage directly with institutional and sovereign counterparties across defense, advanced technology and industrial markets.
Materials of this purity and in this ultrafine, controlled form are no longer widely available at scale in today’s market. What Miotal has assembled is a consolidated inventory of ultrahigh-purity material, already refined and held in forms suitable for immediate deployment.
These materials are increasingly critical to advanced defense systems, aerospace technologies and next-generation electronics, where performance is directly dependent on purity, consistency and physical characteristics. Equally important is continuity of supply, which is becoming a defining requirement for both sovereign and industrial buyers.
Engagement with these counterparties requires a high degree of transparency and credibility, and we look forward to demonstrating the value of this inventory through disciplined execution.”

Matthew Le Merle, Chairman of Fifth Era Acquisition Corp. I, added:
“Miotal represents a differentiated opportunity to invest in a large-scale, asset-backed platform focused on high-purity strategic materials. With a substantial, verified inventory and no exposure to mining or production risk, the Company is at the forefront of critical global supply chains and growing demand for secure, high-performance materials.
We believe this transaction provides public market investors with exposure to a distinct and underrepresented asset class, combining physical scarcity and technical specification.
Listing on Nasdaq establishes the framework, transparency and governance standards required to support the continued development of the platform, and we look forward to working with the team as they scale and realize its value.”
Transaction Overview
Under the terms of the Business Combination Agreement, among other things, a wholly-owned subsidiary of Miotal SPAC HoldCo, Inc., a newly formed Cayman Islands exempted entity (“New Pubco”) will merge with FERA, with FERA surviving as a wholly-owned subsidiary of New Pubco, and as a result of such merger each issued and outstanding ordinary share of FERA will be converted into the right to receive one ordinary share of New Pubco. In addition, each outstanding share of common stock of Miotal will be exchanged for a number of New Pubco ordinary shares and as a result Miotal will become a wholly-owned subsidiary of New Pubco. The transaction has been unanimously approved by the boards of directors of both FERA and Miotal. Completion of the transaction is subject to customary closing conditions, including, among others, the approval of FERA’s shareholders, the effectiveness of a registration statement to be filed with the U.S. Securities and Exchange Commission (the “SEC”), applicable regulatory approvals, and other customary closing conditions.
Cantor Fitzgerald & Co. is acting as capital markets advisor and financial advisor to FERA. Seward & Kissel LLP is acting as legal counsel to FERA and Morrison & Foerster LLP is acting as legal counsel to Miotal.
About Miotal
Miotal is a strategic metals platform focused on the acquisition, holding, and monetization of high-purity, technology-grade materials. The Company controls a substantial, independently verified inventory of strategic metals, including ultrafine copper powder, ultrafine nickel wire and rare earth metals, which are critical inputs across defense, semiconductor, energy and healthcare industries.
About Fifth Era Acquisition Corp I
Fifth Era Acquisition Corp I (NASDAQ: FERA) is a special purpose acquisition company incorporated as a Cayman Islands exempted company and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses. FERA completed its initial public offering in March 2025, raising approximately $230 million, and its securities are listed on Nasdaq. FERA is affiliated with Fifth Era Partners LP, an SEC-registered investment adviser focused on high-growth technology sectors.

Forward-Looking Statements
Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. Our forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding future events, the proposed business combination between FERA and the Company (the “Business Combination”), the likelihood and ability or timing of the parties to successfully consummate the Business Combination, any anticipated future results and benefits of New Pubco following the Business Combination, including future opportunities for New Pubco, and other statements that are not historical facts. These statements are based on the current expectations of FERA’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of FERA and the Company. These statements are subject to a number of risks and uncertainties regarding the Company’s and FERA’s businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, general economic, political and business conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the outcome of any legal proceedings, government and/or regulatory proceedings, investigations or inquiries that may be instituted against the parties following the announcement of the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; the risk that the approval of the shareholders of FERA or the Company for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of FERA and the Company; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the ability of New Pubco to grow and manage growth profitably and retain its key employees; the amount of redemption requests made by FERA’s shareholders which could leave the combined company with insufficient cash to grow its business; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the Business Combination; costs related to the Business Combination; and those factors discussed in FERA’s final prospectus relating to its initial public offering, dated February 27, 2025, and other filings with the SEC. There may be additional risks that FERA presently does not know or that FERA currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide FERA’s expectations, plans or forecasts of future events and views as of the date of this communication. FERA anticipates that subsequent events and developments will cause FERA’s assessments to change. However, while FERA may elect to update these forward-looking statements at some point in the future, FERA specifically disclaims any obligation to do so. You should not rely on these forward-looking statements as representing FERA’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information and Where to Find It
In connection with the Business Combination, New Pubco intends to file with the SEC a registration statement on Form F-4 (the “Registration Statement”), which will include a preliminary proxy statement/prospectus of FERA relating to the Business Combination. After the Registration Statement is declared effective, FERA will deliver a definitive proxy statement/prospectus and other relevant documents to its shareholders. This press release does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. FERA’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about FERA, Miotal, and the Business Combination. When available, FERA will deliver the definitive proxy statement/prospectus and other relevant materials for the Business Combination to its shareholders as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov.
No Offer or Solicitation
This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Business Combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.
Participants in the Solicitation
FERA and Miotal and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from FERA’s shareholders in connection with the Business Combination. Information about FERA’s directors and executive officers and their ownership of FERA’s securities is set forth in FERA’s filings with the SEC, including its Annual Report on Form 10-K. Additional information regarding the interests of those persons and other persons who may be deemed participants in the Business Combination may be obtained by reading the Registration Statement and the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Business Combination when they become available. Free copies of these documents may be obtained as described above.